Transamerica Asset Management 1801 California St., Suite 5200 Denver, Colorado 80202

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

July 25, 2017

Re:	Transamerica ETF Trust (the “Trust”)
File Nos. 333-216648 and 811-23237

Dear Mr. Cowan:

This letter responds to comments provided by members of the Staff of the Securities and Exchange Commission (“SEC”) with respect to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A. Pre-Effective Amendment No. 2 was filed on July 10, 2017 and included disclosure with respect to the following five series of the Trust: DeltaShares S&P 500 Managed Risk ETF, DeltaShares S&P 400 Managed Risk ETF, DeltaShares S&P 600 Managed Risk ETF, DeltaShares International Managed Risk ETF and DeltaShares S&P Emerging Plus Managed Risk ETF (each, a “Fund”).

Prospectus

1.	Comment: In the first paragraph of each “Fees and Expenses of the Fund” section, please add disclosure describing the unitary fee arrangement.

Response:         The Trust has added the following to each “Fees and Expenses of the Fund” section:

Pursuant to the terms of the Fund’s Investment Management Agreement, Transamerica Asset Management, Inc., the Fund’s investment manager, has agreed to pay all expenses of the Fund, subject to certain exceptions as described in the Statement of Additional Information under the heading “Management Agreement.”

2.	Comment: With respect to each Fund, please state whether the Fund will use a replication or representative sampling approach under normal circumstances.

Response:         For each Fund, the Trust has identified whether the Fund will use a replication or representative sampling approach under normal circumstances in “The Fund’s Principal Investment Strategy” section.

Mark Cowan

July 25, 2017

3.	Comment: For any Fund that uses a representative sampling approach under normal circumstances, please provide a range of the number of securities the Fund expects to hold.

Response:         The Trust has added the following to the “The Fund’s Principal Investment Strategy” section for each Fund that uses a representative sampling approach under normal circumstances:

When the Underlying Index is allocated to all three Constituent Indexes, the Fund generally expects to hold between [    ] and [    ] securities.

4.	Comment: Please include more detailed information on the types of derivatives in which each Fund may invest.

Response:         The Trust has added the following to the “More on Each Fund’s Strategies and Investments” section:

A Fund may use derivatives in an effort to gain exposure to underlying securities and markets in a more efficient manner or optimize the execution processes and costs for portfolio transitions. In particular, each Fund may utilize equity index futures, total return swaps, Treasury bond futures, and foreign exchange futures and forwards.

5.	Comment: In each “The Fund’s Principal Investment Strategy” section, please explain whether the “to be announced” transactions are on mortgages or another type of to be announced security and whether they will be subject to margin or cover.

Response:         The Trust has confirmed that “to be announced” transactions are not a principal strategy of the Funds. As a result, the Trust has not included additional disclosure.

6.	Comment: In the Derivatives discussion in the “More on Principal Risks” section, please add disclosure related to options.

Response:         The Trust has confirmed that options are not a principal strategy of the Funds. As a result, the Trust has not included additional disclosure.

7.	Comment: Please revise the name of the “DeltaShares S&P Emerging Plus Managed Risk ETF” to “DeltaShares S&P Emerging Plus & Managed Risk ETF.”

Response:         The Trust has revised the name as requested.

8.	Comment: The Staff does not believe each Underlying Index fits the definition of “broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. Please identify a separate index to be used as each Fund’s primary benchmark index. Please note each Underlying Index may be included as an additional index.

Mark Cowan

July 25, 2017

Response:         The Trust has confirmed that each Fund will use its respective Equity Index as its primary benchmark index.

SAI

9.	Comment: Please revise the Funds’ concentration policy as follows:

The fund may not make any investment if, as a result, the fund’s investments will be concentrated in any industry or group of industries, as the relevant terms are used in the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time, except to the extent that the corresponding Underlying Index is concentrated in an industry or group of industries ~~as may be necessary to approximate the composition of the Fund’s underlying index~~.

Response:         The Trust has made the requested revision.

10.	Comment: Please remove the following sentence included in the “Additional Information about Fundamental Investment Policies” section with respect to the fundamental policy relating to concentration:

A type of investment (e.g., equity securities, fixed income securities, investment companies, etc.) will not be considered to be an industry under the policy.

Response:         The Trust has removed the sentence as requested.

11.	Comment: In response to a prior comment of the Staff, the Trust removed disclosure from the SAI under the heading “Required Early Acceptance of Orders for Certain International Funds” Please supplementally explain why this disclosure is not applicable at the current time.

Response:         As Trust counsel discussed with the Staff, four of the five Funds intend to commence a public offering promptly after the effective date of the Trust’s registration statement. None of those Funds currently intend to employ a cut-off time for Authorized Participant transactions that is prior to the current Business Day (for purposes of this response, a cut-off time on the prior Business Day is referred to as an “early cut-off time”). Consequently, the disclosure in the SAI under the heading “Required Early Acceptance of Orders for Certain International Funds” is not relevant for these Funds. With respect to the fifth Fund, it is expected that the DeltaShares S&P Emerging Plus & Managed Risk ETF (“DMRE”) will not commence a public offering until later this year or early next and an order cut-off time has not yet been determined. Prior to (i) DMRE commencing a public offering with an early cut-off time, or (ii) a change in an order cut-off time to an early cut-off time for any of the four other Funds, the Trust undertakes to contact the Staff to discuss what additional disclosure may be required consistent with the Staff’s position on early cut-off times.

Mark Cowan

July 25, 2017

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Very truly yours,

/s/ Tané Tyler
Tané Tyler Vice President, Assistant General Counsel, Chief Legal Officer and Secretary Transamerica Asset Management, Inc.